Exhibit 99.1

China Yuchai International Announces
Unaudited First Quarter 2011 Financial Results
- Cash Dividend for FY 2010 declared
Singapore, Singapore — May 11, 2011 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today its unaudited consolidated financial results for the first quarter ended March 31, 2011.
Net revenues for the first quarter of 2011 were RMB 4.2 billion (US$645.5 million) compared with RMB 5.1 billion (US$773.2 million) in the first quarter of 2010. The total number of diesel engines sold by the Company’s main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), in the first quarter of 2011 was 160,831 units compared with 195,017 units in the first quarter of 2010, but up from 115,460 units in the fourth quarter of 2010. The lower unit sales in the first quarter of 2011 as compared with the same quarter in 2010 was mainly due to a decline in demand for our automotive engines.
Gross profit was RMB 944.1 million (US$144.0 million) in the first quarter of 2011, compared with RMB 1.0 billion (US$156.4 million) in the first quarter of 2010. The gross margin was 22.3%, a 2.1% improvement over the gross margin of 20.2% in the first quarter of 2010. This increase was mainly due to productivity gain as well as improved efficiencies from the new automated foundry facility.
Other income rose 4.2% to RMB 19.4 million (US$3.0 million) in the first quarter of 2011 from RMB 18.6 million (US$2.8 million) in the first quarter of 2010. The increase was primarily due to currency exchange gains in the first quarter of 2011.
Research and development (“R & D”) expenses were RMB 78.0 million (US$11.9 million) in the first quarter of 2011 versus RMB 67.3 million (US$10.3 million) in the first quarter of 2010, a 15.9% increase. As a percentage of net revenue, R & D spending was 1.8% of net revenue in the first quarter of 2011 compared with 1.3% in the first quarter of 2010. The higher R & D expenses were mainly due to higher consultancy and staff costs to reflect the continuing emphasis on developing the Company’s R & D capabilities.
Selling, general & administrative (“SG&A”) expenses in the first quarter of 2011 were RMB 457.0 million (US$69.7 million), a 10.0% reduction from the RMB 507.7 million (US$77.4 million) in the first quarter of 2010. As a percentage of quarterly revenue, selling, general & administrative expenses were 10.8% in the first quarter of 2011 compared with 10.0% in the first quarter of 2010. The reduction in SG&A was primarily related to lower warranty and freight costs in the first quarter of 2011. The lower freight cost was a result of fewer engine units shipped.
Operating profit was RMB 428.5 million (US$65.4 million) in the first quarter of 2011, compared with RMB 468.7 million (US$71.5 million) in the first quarter of 2010. The decrease was mainly due to lower net revenues. The operating income margin increased to 10.1% in the first quarter of 2011 from 9.2% in the first quarter of 2010.

Finance costs rose 21.5% to RMB 47.4 million (US$7.2 million) in the first quarter of 2011 from almost RMB 39.0 million (US$5.9 million) in the first quarter of 2010 primarily due to an increase in interest rates by the People’s Bank of China, bank charges and the cost of issuance of RMB-denominated unsecured short-term financing bonds by GYMCL. In March 2011, the Company announced that GYMCL had received approval from China’s National Association of Financial Market Institutional Investors for the issuance of RMB-denominated unsecured short-term financing bonds amounting to RMB 1.7 billion (“Bonds”). The first tranche of the Bonds amounting to RMB 1 billion and bearing a fixed annual interest rate of 4.59%, was issued on March 9, 2011 with a maturity date of March 9, 2012. All the proceeds from the issuance of the Bonds are being used by GYMCL as working capital.
Share of loss of joint ventures increased to RMB 17.8 million (US$2.7 million) in the first quarter of 2011 from RMB 7.8 million (US$1.2 million) in the first quarter of 2010 mainly due to start-up costs at Y&C Engine Co Ltd., a joint venture company with CIMC-Chery. Y&C Engine Co Ltd has since commenced production of YC6-K heavy-duty engines.
Net income attributable to China Yuchai shareholders in the first quarter of 2011 was RMB 230.5 million (US$35.2 million), or earnings per share of RMB 6.18 (US$0.94), compared with RMB 271.8 million (US$41.5 million), or earnings per share of RMB 7.29 (US$1.11), in the first quarter of 2010.
As of March 31, 2011, the Company had cash and cash equivalents of RMB 4.2 billion (US$647.3 million) compared with total short-term and long-term interest bearing loans and borrowings of RMB 1.5 billion (US$226.2 million). Net trade and bills receivable at March 31, 2011 rose to RMB 5.6 billion (US$857.6 million) from RMB 4.2 billion at December 31, 2010. Net inventories rose to RMB 2.8 billion (US$421.4 million) from RMB 2.6 billion at the end of 2010. Total equity attributable to China Yuchai’s shareholders increased to RMB 5.3 billion (US$812.2 million) on March 31, 2011 from RMB 5.1 billion on December 31, 2010.
The total shares issued and outstanding as of March 31, 2011 were 37,267,673 shares.
In view of the Company’s performance in 2010, the Board of Directors has approved the payment of a dividend of US$0.50 per ordinary share and a special dividend of US$1.00 per ordinary share on May 31, 2011 to shareholders of record as of the close of business on May 23, 2011.
Mr. Boo Guan Saw, President of China Yuchai, commented, “Engine sales in the first quarter of 2011 have improved compared to the fourth quarter of 2010, but unit sales were down year-over-year. The higher inventory in the supply chain during the first quarter of 2011, combined with higher fuel prices and tightening credit resulted in slower sales in the first quarter. Although we are experiencing a large improvement in off-highway application engine sales, which rose 45% in the first quarter compared with the same quarter a year ago, this improvement did not fully offset the drop in sales of automotive engines. Moving forward, we will be working to continue improving off-highway engine and heavy-duty engine sales, which will result in better margins. While we penetrate the higher-margin, heavy-duty diesel engine market, we intend to maintain our light-duty market presence by focusing on the more profitable models and improving competitiveness by reducing product costs and increasing unit sales. In March 2011, we began to see some recovery in engine sales compared to the first two months of 2011 when sales in March increased 35% over February as a result of improved automotive sales.”

Exchange Rate Information
The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.5564 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on March 31, 2011. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2011 or at any other date.
First Quarter 2011 Web Cast
An audio web cast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time, today, May 11, 2011. The call will be hosted by Mr. Boo Guan Saw, President, and Mr. Weng Ming Hoh, Chief Financial Officer, who will present and discuss the financial results and business outlook of the Company, followed by a Q&A session.
The web cast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the web cast at least 5 minutes prior to the scheduled start time. The recorded web cast will be available on the website shortly after the earnings call.
About China Yuchai International
China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centres, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2010, GYMCL sold 551,592 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com
Safe Harbour Statement
This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.
For more information, please contact:
Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@grayling.com
           dixon.chen@grayling.com